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UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:

August 2003

Commission File Number:

000-49605

Commander Resources Ltd.

(Formerly Major General Resources Ltd.)

(Name of Registrant)

1550 – 409 Granville Street, Vancouver, B.C. V6C 1T2

(Address of principal executive offices)

1. News releases 3-8, 3-9, 3-10, 3-11, 3-12

2. Material change report, 8/21/2003

3. Letter of confirmation

4. BC FORM 51-901F Schedule A

5. BC FORM 51-901F Schedule B & C

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...XXX...... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEC 1815 (11-2002)

Potential persons who are to respond to the collection of information contained in this form are not required  to  respond unless the  form displays a currently valid OMB control number.

1550 - 409 Granville Street Vancouver, B.C. V6C 1T2 Tel. (604) 685-5254 Fax: (604) 685-2814	Date: August 21, 2003 TSX Venture Exchange: CMD Shares Issued: 17,728,830 News Release #03-08

Commander Resources Ltd. announces the signing of an option agreement with Falconbridge Limited. to explore for gold, diamonds and other metals on twelve Nunavut Exploration Permits covering over 720,000 acres on Baffin Island, Nunavut.  These Falconbridge Permits adjoin the BHP Billiton properties optioned by Commander in late June of this year.

The Falconbridge properties cover extensive mid-Proterozoic metasedimentary and mafic volcanic sequences with potential for gold, base metals and nickel.  Exploration by Falconbridge and BHP Billiton over the past two years on the property has discovered a high grade silver-lead-zinc prospect in a setting similar to the Broken Hill deposits of Eastern Australia.  High silver values up to 30 oz/T Ag have been received with zinc-lead assays exceeding 20 percent base metals.

The permits also cover extensive portions of the Bravo Lake and Dewar Lake Formations which host the Malrock gold prospect on the ground optioned from BHP Billiton (See News Release NR03-06, June 23, 2003).  Part of the Malrock prospect extends onto the Falconbridge Property.

Terms of the agreement with Falconbridge call for an expenditure of $75,000 on fieldwork in 2003 plus office studies estimated to cost $15,000.  Field work is presently underway.  By expending $8 million prior to 2011, Commander can earn a 100% interest in a gold discovery, subject only to a sliding scale net smelter return royalty of 1-3% payable to Falconbridge; 1% NSR payable on gold prices of $300 U.S or less increasing to a 3% NSR on gold prices over $400 U.S. per ounce.  On other commodities Commander can earn a 100% interest subject to certain back-in rights on nickel, base metals and diamonds.

On any nickel or base metal discovery, Falconbridge have the right to back in as to 75% by spending two times Commander’s discovery costs and establishing a joint venture.  If Falconbridge does not back in to a discovery, it will receive a 2% NSR on nickel production and a 1.5% NSR on base metal production.

Under a pre-existing BHP Billiton/Falconbridge agreement BHP Billiton have the right to pre-empt Falconbridge if a Sedex base metal discovery is made.  BHP Billiton on exercising its right could earn a 75% joint venture interest by completing a bankable feasibility study.  If Falconbridge then exercised its right it would retain an 18.75% interest and Commander a 6.25% interest.

William J. Coulter

President

For further information, please call:
Commander Resources Ltd.
Telephone: (604) 685-5254
1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

1550 - 409 Granville Street Vancouver, B.C. V6C 1T2 Tel. (604) 685-5254 Fax: (604) 685-2814	Date: August 21, 2003 TSX Venture Exchange: CMD Shares Issued: 17,748,831 News Release #03-09

VANCOUVER, August 21, 2003 – Commander Resources Ltd. announces the grant of 348,332 stock options to employees, directors and consultants under its stock option plan.  These option grants are to replace options which expired in July 2003 and are subject to the policies of the TSX Venture Exchange.  The options are exercisable for five years at $0.26 per share.

William J. Coulter

President

For further information, please call:
Commander Resources Ltd.
Telephone: (604) 685-5254
1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

1550 - 409 Granville Street Vancouver, B.C. V6C 1T2 Tel. (604) 685-5254 Fax: (604) 685-2814	Date: August 27, 2003 TSX Venture Exchange: CMD Shares Issued: 17,748,831 News Release #03-10

HIGH GRADE GOLD ZONE DISCOVERED ON BAFFIN ISLAND

William Coulter, President of Commander Resources Ltd. is pleased to announce that 27 priority assays from the Malrok gold prospect, Qimmiq Project, Baffin Island, have shown very high gold values.  Coarse free gold was observed in several chip and channel samples.  The visible gold is located in scattered outcrops several hundred metres to the northwest of a BHP Billiton 2001 sample which ran 45 g/T gold.

Of 27 priority sample results received from the laboratory, 7 exceeded 10 g/T gold including 2 which ran 120 and 239 g/T gold (3.45 and 6.87 oz/t gold).  A further 10 samples exceeded 1.0 g/T gold.  Ongoing sampling of exposed bedrock consists of chip sampling and diamond saw cut samples where smooth bedrock is exposed.  Individual channel samples are generally taken over 30-100 cm (12-40 inches) intervals across the strike direction of the mineralized zones.

All sample details have not yet been received from the field.  However, at this time, 2 saw channel sample intervals can be reported.  A 1.7 metre interval assayed 15.2 g/T gold and a nearby channel assayed 239.3 g/T gold over 0.30 metres.  Saw channel samples are generally 3-4 cm wide and 2-3 cm deep, which is roughly equivalent to standard drill core sized samples.  A further 200 samples are at the laboratory for processing.  Assaying has been carried out by Eastern Analytical Laboratory of Springdale, Newfoundland, using standard fire assay procedures on one assay-ton pulverized samples.  Due to the presence of visible gold, all 27 samples are being check assayed by the metallic sieving method; all samples exceeding 1.0 g/T gold will be check assayed by another laboratory.

The gold appears to be contained in iron formation consisting of magnetite, pyrrhotite, silica, amphibole, garnet and minor arsenic.  Small quartz veins appear to fill tension gashes at the base of the iron formation.  The assays reported to date are derived from the upper of two iron formations which have been traced for over 1000 metres of strike length in the western portion of the Malrok prospect.  The iron formations vary in thickness from 0.5 metres to 5 metres and are separated by 5-8 metres of barren metasediments.  A shallow lake covers 150 metres of the mineralized trend.

An experienced prospecting crew, supervised by Project Geologist Lamont Leatherman who worked in the area with BHP Billiton during 2001 and 2002, is conducting detailed geological mapping, gridding and geophysical surveying in preparation for an expanded program and drilling next year.

The Malrok gold prospect is located on the Nunavut Tunngavik Inc. (NTI) owned lands which have been permitted by BHP Billiton Diamonds Inc.  Commander Resources can earn 100 percent interest in all gold resources, subject to a production royalty to both BHP Billiton and the NTI land holders.  (Commander Resources press release #03-06, June 23, 2003)

Bernard Kahlert, P.Eng, Vice President Exploration of Commander Resources Ltd. is supervising all aspects of the exploration program.

William J. Coulter

President

For further information, please call:
Commander Resources Ltd.
Telephone: (604) 685-5254
1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

1550 - 409 Granville Street Vancouver, B.C. V6C 1T2 Tel. (604) 685-5254 Fax: (604) 685-2814	Date: August 29, 2003 TSX Venture Exchange: CMD Shares Issued: 17,758,830 News Release #03-11

Summary Report of Second Quarter

VANCOUVER, May 29 – Commander Resources Ltd. has released its B.C. Form 51-901F second quarter report containing financial statements in Canadian funds, prepared without audit, for the six months ended June 30, 2003.  Pursuant to the requirements of National Instrument 54-102, this news release provides a reasonable summary of the information contained in the quarterly report.  Concurrently with this news release the Company is filing the quarterly report with the regulatory authorities through SEDAR (www.sedar.com) and has mailed it to shareholders whose names appear on the Company’s supplemental list.

Commander Resources Ltd. (“the Company”) is a development stage company engaged in the acquisition and exploration of prospective gold, nickel and base metals properties in Canada.  The Company is currently focusing its exploration activities on Baffin Island and in Labrador.

On June 18, 2003, the Company entered into an option agreement with BHP Billiton Diamonds Inc. (“BHP”) to explore for gold on 50,000 hectares of Nunavut Tunngavik Incorporated leases and sixteen Nunavut Exploration Permits covering just under 400,000 hectares all on Baffin Island, Nunavut.  Under the option agreement, the Company can earn up to a 100% interest in BHP’s exploration rights and interest on Baffin Island as follows:

•

The first option: to earn a 50% interest by incurring $4.0 million in expenditures by December 31, 2007 of which $200,000 is a firm commitment by December 31, 2003.

•

The second option: after having earned a 50% interest, the Company can elect to earn an additional 30% interest (for an aggregate 80% interest) by incurring $6.0 million in expenditures by December 31, 2012.

•

The third option: after having earned an 80% interest, the Company can elect to earn an additional 20% interest (for an aggregate 100% interest) by delivering a Feasibility Study to BHP by December 31, 2014.

•

If a mineral discovery is made before the Company has earned a 100% interest, BHP can exercise a back-in option allowing BHP to re-acquire to an aggregate of a 75% interest. Upon making this election, BHP will reimburse the Company with an amount equal to 200% of the expenditures incurred to date by the Company.

•

The option agreement is subject to a floating net smelter return royalty from 1% to 3% based on gold prices, payable to BHP and a 12% royalty on net profits payable on production from the Nunavut Tunngavik Incorporated leases.

The Company has proposed a $300,000 exploration program, which will run from August to September and consists of prospecting, sampling and geophysical surveys.  Bernard Kahlert, VP of exploration, will prepare the exploration program.  Lamont Leatherman, who worked in the area for the past two years, will supervise the fieldwork.

Subsequent to the end of the period the Company recently announced that 27 priority assays from the Malrok gold prospect, Qimmiq Project, Baffin Island, have shown very high gold values.  Coarse free gold was observed in several chip and channel samples.  The visible gold is located in scattered outcrops several hundred metres to the northwest of a BHP Billiton 2001 sample which ran 45 g/T gold.  Of 27 priority sample results received from the laboratory, 7 exceeded 10 g/T gold including 2 which ran 120 and 239 g/T gold (3.45 and 6.87 oz/t gold).  A further 10 samples exceeded 1.0 g/T gold.  Ongoing sampling of exposed bedrock consists of chip sampling and diamond saw cut samples where smooth bedrock is exposed.  Individual channel samples are generally taken over 30-100 cm (12-40 inches) intervals across the strike direction of the mineralized zones.  All sample details have not yet been received from the field.  However, at this time, 2 saw channel sample intervals can be reported.  A 1.7 metre interval assayed 15.2 g/T gold and a nearby channel assayed 239.3 g/T gold over 0.30 metres.  Saw channel samples are generally 3-4 cm wide and 2-3 cm deep, which is roughly equivalent to standard drill core sized samples.  A further 200 samples are at the laboratory for processing.  Assaying has been carried out by Eastern Analytical Laboratory of Springdale, Newfoundland, using standard fire assay procedures on one assay-ton pulverized samples.  Due to the presence of visible gold, all 27 samples are being check assayed by the metallic sieving method; all samples exceeding 1.0 g/T gold will be check assayed by another laboratory.

The Adlatok 1 project, which adjoins the Company’s Sarah Lake property, Labrador, consists of 100 claims.  The Company is the operator and has a 52% interest in the project.  An extensive highly contaminated gabbro was recently discovered and will be investigated this summer using geophysical surveys.  The Company completed a 117 line kilometre airborne MegaTEM survey during the spring for a cost of $21,219.  Bernard Kahlert, VP of exploration, prepared the exploration program.  The fieldwork was performed and supervised by Fugro Airborne Surveys Corp., the Qualified Person on the property.  The Company is reviewing the data and may follow up high priority targets in September with ground geophysical surveys.

The Sally project, which adjoins the Company’s Sarah Lake property, Labrador, is 100% owned by the Company and consists of 36 claims.  The property lies adjacent to Adlatok 1.  Recently discovered extensive highly contaminated gabbro will be investigated this summer using geophysical surveys. The Company completed a 43 line kilometre airborne MegaTEM survey during the spring 2003 for a cost of $8,363.  Bernard Kahlert, VP of exploration, prepared the exploration program.  The fieldwork was performed and supervised by Fugro Airborne Surveys Corp., the Qualified Person on the property.  The Company is reviewing the data and may follow up high priority targets in September with ground geophysical surveys.

On September 7, 2001, the Company/Donner Minerals Joint Venture (48%/52% respectively) granted Falconbridge Limited (“Falconbridge”) an option to earn a 50% interest in the 35.5 square kilometres Sarah Lake property.  To earn in, Falconbridge must spend $4.0 million over five years.  In 2002 Falconbridge, as the exploration manager, conducted detailed geophysical surveys over parts of Sarah Lake as well as its adjacent property interests in the area.  On April 29, 2003, Falconbridge commenced a 2,200-line kilometre MegaTEM survey on the eastern half of the South Voisey Bay Project (“SVB”), which includes the Company’s Sarah Lake Property. MegaTEM is a deep penetrating airborne electromagnetic and magnetic survey designed to detect conductors up to a depth of 300 to 400 metres.  On June 4, 2003, the Company reported that the survey identified nine conductive trends of which significant portions of three of these trends are located on the Company’s Sarah Lake property.  In August, Falconbridge will follow-up on these trends using deep sensing AMT electromagnetic (“EM”) ground geophysics to be followed by large loop EM surveys (Crone) with high priority anomalies being selected for diamond drilling.

During fiscal 2002, the Company incurred several one time costs for the reorganization of the Company.  The reorganization included:

•

an arrangement agreement and subsequent public listing of its former 100% owned subsidiary Diamonds North Resources Ltd. (“Diamonds North”);

•

the consolidation of the Company’s share capital on a 1 for 3 basis; and

•

the change of the Company’s name.

The impact of these one-time costs is noticeable in comparing the current period operating expenses with the comparative fiscal period.  One-time costs associated with the reorganization were included in investor relations and promotion, audit and accounting, annual report and meeting, and legal.

For the six months ended June 30, 2003, the Company had a loss of $44,320 compared to income of $103,484 with comparative period.  Investment income for the current period reflects interest earned on deposits where as the investment income reported in the June 30, 2002 includes $445,000 from the receipt of 890,000 common shares at $0.50 per share for a working capital loan to Diamonds North. This one-time transaction distorts the comparison to the current period activity

General and administrative expenses for the current quarter are $128,814 (2002: $90,575) and $253,792 (2002: $356,926) for the six months ended June 30, 2003. Significant changes for the current period include annual report and meeting expense and consultants cost. The Company held it’s annual general meeting on Thursday, May 22nd, 2003 in Vancouver, BC. Included in the $8,483 annual report and meeting costs are $4,947 for preparing and printing the annual report and $3,536 for shareholder delivery costs.  Consultants cost for the current quarter reflects the Company’s efforts to verify revenue from its production interest, expand financial markets and improve its financial systems.  Consultants cost of $13,811 includes $4,700 for a Hammerdown Mine plan review, $4,611 for assistance with the Company’s application for a 20F listing and $4,500 for a part-time controller to oversee the Company’s financial reporting.

At June 30, 2003, the Company had $2,181,112 in working capital, which is sufficient to achieve the Company’s planned business objectives for fiscal 2003.  Included in the calculation of working capital is the carrying value of the Company’s marketable securities of $769,290.  The quoted market value of these marketable securities at June 30, 2003 is $1,204,613, which is $435,323 greater than the carrying value.

Subsequent to the end of the quarter, the Company granted 348,332 stock options to employees, directors and consultants under its stock option plan on August 21, 2003. These options are to replace options, which expired in July and are subject to the policies of the TSX Venture Exchange. The options are exercisable for five years at $0.26 per share.

On August 21, 2003, the Company reported that it had entered into an option agreement with Falconbridge Limited (“Falconbridge”) to explore for gold, diamonds and other metals on the Bravo Lake, Nunavut property consisting of twelve Nunavut Exploration Permits covering over 720,000 acres all on Baffin Island, Nunavut. These Falconbridge permits adjoin the BHP Billiton properties optioned back in June. The Company can earn a 100% interest in Falconbridge’s exploration rights and interest on Baffin Island by incurring $8.0 million by 2011 of which $90,000 is required by the end of 2003. The option agreement is subject to following royalties payable to Falconbridge:

•

on gold, a sliding scale net smelter return royalty from 1% to 3% based on gold prices;

•

on nickel production, a 2% net smelter return royalty and;

•

on base metal production, a 1.5% net smelter return royalty.

William J. Coulter

President

For further information, please call:
Commander Resources Ltd.
Telephone: (604) 685-5254
1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

1550 - 409 Granville Street Vancouver, B.C. V6C 1T2 Tel. (604) 685-5254 Fax: (604) 685-2814	Date: September 3, 2003 TSX Venture Exchange: CMD Shares Issued: 17,758,831 News Release #03-12

FALCONBRIDGE LIMITED

TO DRILL SARAH LAKE NICKEL PROPERTY

Vancouver, September 3, 2003: Commander Resources Ltd. announces that Falconbridge Limited have notified the Company that in September they plan to drill two 400 to 500 metre diamond drill holes on the Commander/Donner Minerals Ltd. Sarah Lake property at South Voisey Bay, Labrador.

The Falconbridge drill targets are the result of geophysical programs which included a MegaTEM deep penetrating airborne electromagnetic and magnetic survey, a deep sensing AMT electromagnetic (EM) ground survey and two large loop Crone EM surveys.  These surveys outlined and confirmed several strong, low frequency EM anomalies, two of which are located within the North Gabbro in the central portion of the Sarah Lake property.  These EM anomalies, each 1.5 to 2 kilometres long, are closely associated with an east-west trending residual gravity high.

At the present time Commander Resources owns a 48% interest in the Sarah Lake joint venture nickel project.  Donner Minerals Ltd. owns the remaining 52% interest.  Falconbridge can earn a 50% interest pro rata from the joint venture partners by expending $4 million on exploration through the year 2006.  Teck Cominco Ltd. have the right to earn 50% of Donner’s interest.  Should Falconbridge and Teck Cominco exercise their rights the resulting interests would be Teck Cominco 13%, Donner 13%, Falconbridge 50% and Commander 24%.

Please see Commander website for a geological overview.

William J. Coulter

President

For further information, please call:
Commander Resources Ltd.
Telephone: (604) 685-5254
1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT

Item 1: Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer.

Commander Resources Ltd..

1550, 409 Granville Street

Vancouver, B.C.

V6C 1T2

Item 2: Date of Material Change

State the date of the material change. August 21, 2003

Item 3: Press Release

State the date and place(s) of issuance of the press release issued under section 85 (1) of the Act.

August 21, 2003

Vancouver Stock Stockwatch

Market News Publishing Inc.

Item 4: Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.  Commander announced the grant of 348,332 stock options exercisable for five years at $0.26 per share. The grants replace options which expired in July 2003.

Item 5: Full Description of Material Change

Supplement the summary required under Item 4 with the disclosure that should be sufficiently complete to enable a reader to appreciate the significance of the material change without reference to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

This description of the significant facts relating to the material change will therefore include some or all of the following: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting issuer or its subsidiaries. Specific financial forecasts would not normally be required to comply with this form. The above list merely describes examples of some of the facts that may be significant. The list is not intended to be inclusive or exhaustive of the information required in any particular situation.

Reference is made to Item 4 above and to the Company's News Release #03-09 a copy of which is attached hereto as Schedule "B".

Item 6: Reliance on section 85 (2) of the Act

If the report is being filed on a confidential basis in reliance on section 85 (2) of the Act, state the reasons for that reliance.

Not applicable.

Instruction: For continuing obligations regarding reports filed under this subsection, refer to section 85 (3) of the Act and Part 3.4 of the SEDAR Filer Manual.

Item 7: Omitted Information

In certain circumstances where a material change has occurred and a material change report has been or is about to be filed but section 85 (3) of the Act will no longer or will not be relied upon, a reporting issuer may nevertheless believe one or more significant facts otherwise required to be disclosed in the material change report should remain confidential and not be disclosed or not be disclosed in full detail in the material change report.

State whether any information has been omitted on this basis and provide the reasons for any omission in sufficient detail to permit the Commission to exercise its discretion under section 169 (4) of the Act.

The reasons for the omission may be contained in a separate letter filed in an envelope marked "Confidential – Attention: Supervisor, Financial Reporting ".  There is no material information which has been omitted from the report in reliance upon Section 85(3) of the Securities Act.

Item 8: Senior Officers

Give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom the Commission may contact that senior officer.

Contact: William J. Coulter

President

(604) 685-5254

Item 9: Statement of Senior Officer

Include a statement in the following form signed by a senior officer of the reporting issuer:

"The foregoing accurately discloses the material change referred to herein."  Also include the date and place of making the statement. The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 25th day of August, 2003.

COMMANDER RESOURCES LTD.

“WILLIAM J. COULTER”

William J. Coulter

President

cc: TSX Venture Exchange

Maynard Brown

August 28, 2003

British Columbia Securities Commission

9th Floor, 701 West Georgia Street

P.O. Box 10142

Vancouver, B.C.

V7Y 1L2

Dear Sirs:

Re:

Commander Resources Ltd. (the “Company”)

Quarterly Report for the Period Ended June 30, 2003

We hereby confirm that B.C. Form 51-901F Quarterly Report for the period ended June 30, 2003 was mailed to our Supplementary List on August 27, 2003.

Yours truly,

COMMANDER RESOURCES LTD.

“JANICE DAVIES”

Janice Davies

Corporate Secretary

/jd

CMD/FS/CONFIRM

cc:

TSX Venture Exchange

Alberta Securities Commission

BC FORM 51-901F

Quarterly and Year End Report

Incorporated as part of:	X	Schedule A

Schedules B & C

ISSUER DETAILS:

For Quarter Ended:		June 30, 2003
Date of Report:		August 25, 2003

Name of Issuer:		COMMANDER RESOURCES LTD.
Issuer’s Address:		1550 – 409 Granville Street
Vancouver, B.C. V6C 1T2
Issuer’s Fax Number:		(604) 685-2814
Issuer’s Phone Number:		(604) 685-5254

Contact Person:		WILLIAM J. COULTER
Contact Position:		PRESIDENT
Contact Telephone Number:		(604) 685-5254
Contact E-mail:		info@commanderresources.com
Web Site Address:		http://www.commanderresources.com

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors.  A copy of this Quarterly Report will be provided to any shareholder who requests it.  Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

WILLIAM J. COULTER	“William J. Coulter“	03/08/25
Name of Director	Signed (typed)	Date Signed (YY/MM/DD)

VICTOR A. TANAKA	“Victor A. Tanaka“	03/08/25
Name of Director	Signed (typed)	Date Signed (YY/MM/DD)

COMMANDER RESOURCES LTD.

FINANCIAL STATEMENTS

For The Six Months Ended

June 30, 2003

(Unaudited – Prepared by Management)

COMMANDER RESOURCES LTD.

Balance Sheets

	June 30, 2003 (Unaudited)	December 31, 2002

ASSETS

Current assets
Cash and cash equivalents	$1,089,104	$1,343,690
Marketable securities (Note 3)	769,290	669,692
Accounts receivable	94,632	255,978
Due from related parties (Note 8 (a))	125,656	153,275
Note receivable (Note 4)	123,286	-
Prepaid expenses	2,842	4,978
	2,204,810	2,427,613

Note receivable (Note 4)	-	183,920
Mineral properties (Note 5)	6,895,514	6,722,860
Property, plant and equipment (Note 6)	13,719	11,974

	$9,114,043	$9,346,367

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$23,698	$303,702

Future income taxes	781,402	781,402

	805,100	1,085,104

SHAREHOLDERS’ EQUITY

Share capital (Note 7)	17,700,657	17,608,657
Contributed surplus	1,676	-
Stock-based Compensation (Note 7 (e))	-	1,676

Deficit	(9,393,390)	(9,349,070)

	8,308,943	8,261,263

	$9,114,043	$9,346,367

Commitments (Note 9)

Subsequent Events (Note 12)

Approved by the Directors:	“William J. Coulter”	“Victor A. Tanaka”
	William J. Coulter	Victor A. Tanaka

COMMANDER RESOURCES LTD. Statements of Operations and Deficit (Unaudited – Prepared by Management)
	Three Months Ended		Six Months Ended
	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002

Revenue
Production interest	$112,850	$-	$189,415	$-

General and administrative expenses
Audit and accounting	9,502	5,838	21,045	26,598
Amortization	1,081	908	2,054	1,816
Annual report and meeting	8,483	34,636	9,409	34,636
Consultants	13,811	(7,500)	20,780	2,309
Investor relations and promotion	7,881	9,057	25,155	85,549
Legal	7,104	(10,339)	7,675	22,063
Office and miscellaneous	8,281	(15,815)	25,520	26,181
Regulatory fees	5,827	3,236	8,012	12,007
Rent	10,128	9,127	22,116	24,154
Salaries and benefits	52,830	52,334	103,307	106,130
Telephone	1,249	1,445	2,442	2,754
Transfer agent	2,637	7,648	6,277	12,729
	128,814	90,575	253,792	356,926

Loss before under noted	(15,964)	(90,575)	(64,377)	(356,926)
Administration fees	904	-	904	-
Investment income	8,586	454,199	19,905	469,051
Property investigation	(406)	17,253	(3,516)	(15,640)
Stock-based compensation	-	(415)	-	(1,089)
Gain on sale of marketable securities	(90)	8,088	2,764	8,088

Income (loss) for the period	(6,970)	388,550	(44,320)	103,484

Deficit, beginning of period	(9,386,420)	(9,590,112)	(9,349,070)	(9,305,046)

Deficit, end of period	$(9,393,390)	$(9,201,562)	$(9,393,390)	$(9,201,562)

Basic and diluted gain (loss) per share	(0.000)	0.022	$(0.002)	$0.006

Weighted average number of shares outstanding
(Note 7(c), 1 for 3 share consolidation)	17,728,830	17,324,143	17,633,619	16,383,477

COMMANDER RESOURCES LTD. Statements of Cash Flows (Unaudited – Prepared by Management)
	Three Months Ended		Six Months Ended
	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002

Cash provided form (used for):

Operating activities
Income (loss) for the period	$(6,970)	$388,550	$(44,320)	$103,484
Items not involving cash:
Amortization	1,081	908	2,054	1,816
Investment income received in marketable securities	-	(445,000)	-	(445,000)
Loss (gain) on sale of marketable securities	90	(8,088)	(2,764)	(8,088)
Stock-based compensation	-	415	-	1,089
	(5,799)	(63,215)	(45,030)	(346,699)

Net change in non-cash working capital items
Accounts receivable	17,527	(165,001)	161,346	(154,575)
Due to related parties	58,219	-	27,619	-
Note receivable	(1,308)	-	(4,366)	-
Prepaid expenses	3,367	(519)	2,136	420
Accounts payable and accrued liabilities	(20,617)	(72,701)	(19,007)	(58,183)
	51,389	(301,436)	122,698	(559,037)

Investing activities
Purchase of marketable securities	-	-	(39,000)	-
Proceeds from sale of marketable securities	89	9,138	7,165	9,138
Loan receivable	-	(300,000)	-	(300,000)
Mineral property acquisition and exploration costs	(124,912)	10,461	(172,654)	(56,479)
Accounts payable and accrued liabilities related to mineral properties	(7,881)	-	(260,995)	-
Purchase of capital assets	(3,800)	-	(3,800)	(2,702)
	(136,504)	(280,401)	(469,284)	(350,043)

Financing activities
Shares issued for cash, net of issue costs	-	4,000	92,000	1,262,050
Deferred share issue cost	-	31,380	-	-
	-	35,380	92,000	1,262,050

Increase (decrease) in cash and cash equivalents	(85,115)	(546,457)	(254,586)	352,970
Cash and cash equivalents, beginning of period	1,174,219	2,097,391	1,343,690	1,197,964
Cash and cash equivalents, end of period	$1,089,104	$1,550,934	$1,089,104	$1,550,934

Supplemental Cash Flow Information (Note 11)

COMMANDER RESOURCES LTD.

Notes to Financial Statements

June 30, 2003

(Unaudited – Prepared by Management)

1.

Nature of Operations

The Company is in the process of actively exploring and developing its mineral properties and has not yet determined whether these properties contain ore resources, which are economically recoverable.  The Company is considered to be in the exploration stage.

The recoverability of amounts shown for mineral property interests is dependent upon one or more of the following:

- the discovery of economically ore reserves,

- the ability of the Company to obtain financing to complete development, and

- future profitable production from the properties or proceeds from disposition.

2.

Significant Accounting Policies

(a)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results may differ from those estimates.

(b)

Basis of presentation

The accompanying unaudited interim financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada with respect to the preparation of interim financials statements.  Accordingly, they do not include all of the information and disclosure required by Canadian GAAP in the preparation of annual financial statements.  The accounting policies used in the preparation of the accompanying unaudited interim financial statements are the same as those described in the annual financial statements and the notes thereto for the year ended December 31, 2002.  In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.  The interim financial statements should be read in conjunction with the Company’s financial statements including the notes thereto for the year ended December 31, 2002.

(c)

Certain comparative figures

Certain comparative figures have been reclassified to conform to the current period’s presentation.

3.

Marketable Securities

Marketable securities are carried at the lower of cost or quoted market value.  When market value is below cost, any unrealized loss is charged to income.

The quoted market value of marketable securities at June 30, 2003 is $1,204,613.

Included in marketable securities, are 167,647 common shares of Fjordland Exploration Inc., a company related by virtue of a common director.

The Company also holds 1,475,000 common shares of Diamonds North Resources Ltd. (“DNR”), a company related by virtue of a common director and in which the Company has an 8.7% interest.  Of these shares, a total of 835,000 shares are held in escrow and are to be released in instalments of 320,000 shares each commencing on January 8, 2003 to January 8, 2004 (Note 4).  The Company has granted the president of DNR an option to purchase 70,000 shares of DNR at a price of $0.30 per share for a two-year period, which expires on March 18, 2004.

COMMANDER RESOURCES LTD.

Notes to Financial Statements

June 30, 2003

(Unaudited – Prepared by Management)

4.

Note Receivable

On March 1, 2002, the Company advanced to DNR a loan in the amount of $300,000 for working capital purposes.  The loan bears interest at the rate of 6% per annum.  The loan plus accrued interest is payable in cash on or before March 1, 2004.  At any time prior to repayment, the loan balance may be convertible, at the sole discretion and option of the Company, into securities of DNR as follows:

i)

prior to July 15, 2003, the loan balance or any portion thereof may be converted into units of securities at a conversion price of $0.50 per unit, with each unit consisting of one common share and one-half of one share purchase warrant, with each whole share purchase warrant entitling the Company to purchase one additional common share at a price of $0.60 up to July 14, 2003, whereupon the share purchase warrants will expire; and

ii)

on or after July 15, 2003, the loan balance or any portion thereof may be converted into common shares only at a conversion price of $0.50 per share.

During the six months ended June 30, 2003, the Company received an aggregate of 130,000 common shares and 65,000 warrants of DNR pursuant to the conversion of $65,000 of the principal portion of the loan.  The Company exercised the warrants to acquire an additional 65,000 common shares of DNR at a price of $0.60 per share.

At June 30, 2003 a balance of $123,286, consisting of the remaining principal balance of $105,000 plus accrued interest of $18,286, is owed by DNR.

Subsequent to June 30, 2003, the Company received an aggregate of 210,000 common shares and 105,000 warrants of DNR pursuant to the conversion of $105,000 of the remaining principal portion of the loan.  The Company exercised the warrants to acquire an additional 105,000 common shares of DNR at a price of $0.60 per share.  In addition, the Company received a payment of accrued interest of $18,543.

5.

Mineral Properties

At June 30, 2003, the Company's mineral properties are comprised of properties located in Canada.  Expenditures incurred on mineral properties are as follows:

	Sarah Lake	Green Bay	Adlatok 1	Sally	Qimmiq/ Dewar Lake	Other Properties	Total
Balance, December 31, 2002	$1,122,697	$2,697,169	$ 35,835	$ 25,116	$ -	$2,842,042	$6,722,859

Additions during the period:
Exploration costs
Administration	-	84	-	-	-	-	84
Engineering	-	3,650	-	-	-	-	3,650
Licenses and fees	-	395	-	-	47,212	34,352	81,959
Geology	5,802	33,992	3,029	2,451	1,152	18,366	64,792
Geophysics	1,500	-	19,402	7,138	-	250	28,290
Geochemistry	-	120	-	-	2,157	-	2,277
Drilling	-	42	-	-	-	600	642
	7,302	38,283	22,431	9,589	50,521	53,568	181,694
Less:
Recoveries	-	-	(9,039)	-	-	-	(9,039)
Total additions during the period	7,302	38,283	13,392	9,589	50,521	53,568	172,655

Balance, June 30, 2003	$1,129,999	$2,735,452	$ 49,227	$ 34,705	$ 50,521	$2,895,610	$6,895,514

COMMANDER RESOURCES LTD.

Notes to Financial Statements

June 30, 2003

(Unaudited – Prepared by Management)

5.

Mineral Properties (continued)

(a)

Sarah Lake Joint Venture, Labrador

The Company has a 48% interest in the Sarah Lake Joint Venture, which was formed in 1998.  The joint venture granted an option in 2001, which requires exploration expenditures of $4,000,000 by the optionee to earn a 50% joint venture interest.

(b)

Green Bay, Newfoundland

The Company holds a 100% interest in the Green Bay property.

(c)

Adlatok 1, Labrador

The Company has a 52% interest in the Adlatok 1 property.

(d)

Sally, Labrador

The Company has a 100% interest in the Sally property.

(e)

Qimmiq/Dewar Lake Projects, Nunavut

On June 18, 2003, the Company entered into an option agreement with BHP Billiton Diamonds Inc. (“BHP”) to explore for gold on 50,000 hectares of Nunavut Tunngavik Incorporated leases and sixteen Nunavut Exploration Permits covering just under 400,000 hectares all on Baffin Island, Nunavut.  Under the option agreement, the Company can earn up to a 100% interest in BHP’s exploration rights and interest on Baffin Island by incurring $10.2 million over ten years and delivering a feasibility study to BHP. The option agreement is subject to a floating net smelter return royalty from 1% to 3% based on gold prices, payable to BHP and a 12% royalty on net profits payable on production from the Nunavut Tunngavik Incorporated leases.

(f)

Other Properties

The Company owns several other properties in Canada in which it holds interests ranging from 30% to 100%.  The Company has granted options on some of these properties.  The carrying values of those properties included under Other Properties at June 30, 2003 are as follows:

COMMANDER RESOURCES LTD.

Notes to Financial Statements

June 30, 2003

(Unaudited – Prepared by Management)

5.

Mineral Properties (continued)

June 30, 2003
British Columbia
Abe & Pal	$22,380
Tam	59,914
New Brunswick
Rio	851,052
Stewart	424,715
Labrador
Satellite	289,245
Ontario
Bamaji	33,354
Dorothy	25,107
Matheson	14,185
McVean	8,474
Sabin	78,293
Quebec
Despinassy	102,833
Yukon
Olympic, Rob	985,729
Rein	329
$2,895,610

6.

Property, Plant and Equipment

June 30,
2003
		Accumulated	Net Book
	Cost	Amortization	Value

Furniture and fixtures	$ 45,778	$ 44,753	$ 1,025
Computer equipment	90,250	77,556	12,694

	$ 136,028	$ 122,309	$ 13,719

COMMANDER RESOURCES LTD.

Notes to Financial Statements

June 30, 2003

(Unaudited – Prepared by Management)

7.

Share Capital

(a)

Authorized:

100,000,000 common shares without par value.

(b)

Issued and outstanding common shares

	Number of Shares	Amount
Balance, December 31, 2002	17,328,831	$17,608,657

Issued for cash:
Warrants	399,999	92,000

Balance, June 30, 2003	17,728,830	$17,700,657

(c)

Consolidation

On May 3, 2002, pursuant to an Arrangement Agreement entered into on March 4, 2002, the Company consolidated its share capital on a one for three basis and changed its name from Major General Resources Ltd. (“Major”) to Commander Resources Ltd. (“Commander”).  All shareholders of record received one share of Commander for every three shares of Major.  In addition, shareholders of record received one share of DNR for every three and one-half shares of Commander shares held.

(d)

Stock Options

Options to purchase common shares have been granted to directors, employees and consultants at exercise prices determined by reference to the market value on the date of the grant.  Under the Company’s Stock Option Plan, the Company may grant options for up to 2,766,667 common shares.  Vesting of options is made at the discretion of the board of directors at the time the options are granted.  At June 30, 2003, the Company had stock options outstanding for the purchase of 1,881,665 common shares, of which 1,856,665 are exercisable at June 30, 2003.

	Shares	Weighted Average Exercise Price

Outstanding at December 31, 2002	1,095,325	$0.23

Granted	966,340	$0.20
Expired	(180,000)	$0.22

Outstanding at June 30, 2003	1,881,665	$0.21

COMMANDER RESOURCES LTD.

Notes to Financial Statements

June 30, 2003

(Unaudited – Prepared by Management)

7.

Share Capital (continued)

(d)

Stock Options (continued)

The following summarizes information about stock options outstanding at June 30, 2003:

Number of Shares		Exercise Price	Expiry Date

363,332		$0.23	July 26, 2003
8,333		$0.23	December 9, 2003
252,664		$0.23	December 14, 2004
274,331		$0.23	September 11, 2006
33,333		$0.23	January 10, 2007
50,000	*	$0.17	December 19, 2007
899,672		$0.20	January 23, 2008

1,881,665

* These options vest over a period commencing on January 15, 2003 to July 15, 2003.

Subsequent to June 30, 2003, 343,332 options expiring on July 26, 2003 with an exercise price of $0.23 per share expired unexercised.

(e)

Stock-Based Compensation

During the six months ended June 30, 2003, the Company granted stock options to employees to acquire up to an aggregate of 966,340 common shares at an exercise price of $0.20 per share.

Pursuant to the CICA standard of accounting for stock-based compensation, the fair value of the stock options granted to non-employees, would have been recorded as an expense in the period.  Compensation expense on the stock options granted to employees using the fair value based method is disclosed as pro-forma information.

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions at June 30, 2003:

Risk-free interest rate	3.27%
Expected dividend yield	-
Expected stock price volatility	87.34%
Expected option life in years	3.40

COMMANDER RESOURCES LTD.

Notes to Financial Statements

June 30, 2003

(Unaudited – Prepared by Management)

7.

Share Capital (continued)

(e)

Stock-Based Compensation (continued)

The pro-forma effect on loss and loss per share for the period ended June 30, 2003 of the actual results had the Company accounted for the stock options granted to directors and employees using the fair-value based method is as follows:

	June 30, 2003	June 30, 2002

Income (loss) for the period
Reported	$(44,320)	$103,484
Stock-based compensation expense	(115,152)	(6,725)
Pro-forma	$(159,472)	$96,759

Basic and diluted gain (loss) per share
Reported	$(0.002)	$0.006
Pro-forma	$(0.002)	$0.006

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

(f)

Warrants

At June 30, 2003 the Company has outstanding warrants to purchase an aggregate 2,388,888 common shares as follows:

Exercise Price	Expiry Date	Outstanding at December 31, 2002	Issued	Exercised	Expired	Outstanding at June 30, 2003

$0.23	February 14, 2003	566,666	-	(399,999)	(166,667)	-

$0.505	February 28, 2004	2,388,888	-	-	-	2,388,888
		2,955,554	-	(399,999)	(166,667)	2,388,888

8.

Related Party Transactions

In addition to the marketable securities disclosed in Note 3 and the note receivable disclosed in Note 4, the Company has the following related party transactions and balances:

(a)

The Company shares certain administrative costs with three other companies related by virtue of common directors.  Included in accounts receivable is an aggregate of $15,250 owed by those companies for shared administrative expenses. Also included in due from related parties is an amount of $110,406 owed by DNR for costs paid by the Company on behalf of DNR.

(b)

The Company paid or accrued legal fees in the aggregate of $7,104 to a law firm of which an officer of the Company is a partner.

COMMANDER RESOURCES LTD.

Notes to Financial Statements

June 30, 2003

(Unaudited – Prepared by Management)

9.

Commitments

(a)

The Company entered into a lease agreement commencing on March 1, 2002 for a two-year period expiring on February 29, 2004.  The Company’s share of rental costs remaining on the lease is approximately $28,000.

(b)

The Company has guaranteed the salary of the president of DNR for the initial two-year term of his employment.  At June 30, 2003, the remaining amount of the guarantee is $108,000.

10.

Segmented Information

The Company has one operating segment, mineral exploration, and all assets of the Company are located in Canada.

Revenues for the period are derived from a production interest, which was earned in Canada.

11.

Supplemental Cash Flow Information

	June 30, 2003	June 30, 2002
Significant non-cash operating, investing and financing activities:

Investing activities:
Loan payment received in marketable securities	$65,000	$-

Other cash flow information:
Interest received	$37,209	$1,143

12.

Subsequent Events

(a) Bravo Lake, Nunavut

On August 21, 2003, the Company reported that it had entered into an option agreement with Falconbridge Limited (“Falconbridge”) to explore for gold, diamonds and other metals on twelve Nunavut Exploration Permits covering over 720,000 hectares all on Baffin Island, Nunavut. These Falconbridge permits adjoin the BHP Billiton properties optioned back in June. The Company can earn a 100% interest in Falconbridge’s exploration rights and interest on Baffin Island by incurring $8.0 million by 2011 of which $90,000 is required by the end of 2003. The option agreement is subject to following royalties payable to Falconbridge:

•

on gold, a sliding scale net smelter return royalty from 1% to 3% based on gold prices;

•

on nickel production, a 2% net smelter return royalty and;

•

on base metal production, a 1.5% net smelter return royalty.

(b) Stock Options

On August 21, 2003, the Company granted 348,332 stock options to employees, directors and consultants under its stock option plan. These options are to replace options, which expired in July and are subject to the policies of the TSX Venture Exchange. The options are exercisable for five years at $0.26 per share.

BC FORM 51-901F

Quarterly and Year End Report

Incorporated as part of:		Schedule A

	X	Schedules B & C

ISSUER DETAILS:

For Quarter Ended:		June 30, 2003
Date of Report:		August 25, 2003

Name of Issuer:		COMMANDER RESOURCES LTD.
Issuer’s Address:		1550 – 409 Granville Street
Vancouver, B.C. V6C 1T2
Issuer’s Fax Number:		(604) 685-2814
Issuer’s Phone Number:		(604) 685-5254

Contact Person:		WILLIAM J. COULTER
Contact Position:		PRESIDENT
Contact Telephone Number:		(604) 685-5254
Contact E-mail:		info@commanderresources.com
Web Site Address:		http://www.commanderresources.com

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors.  A copy of this Quarterly Report will be provided to any shareholder who requests it.  Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

WILLIAM J. COULTER	“William J. Coulter"	03/08/25
Name of Director	Signed (typed)	Date Signed (YY/MM/DD)

VICTOR A. TANAKA	“Victor A. Tanaka”	03/08/25
Name of Director	Signed (typed)	Date Signed (YY/MM/DD)

COMMANDER RESOURCES LTD.

Form 51-901F Schedule B

June 30, 2003

1.

Analysis of Expenses and Deferred Costs:

(a)

Breakdown of Investor relations and promotion expense

Consulting	$375
Conferences, trade shows and travel	16,764
Media	2,634
Administration	3,936
Promotion	1,446
$25,155

(b)

For a breakdown of mineral property expenditures, please refer to Schedule A.

2.

Related Party Transactions:

(a)

Included in marketable securities are 1,475,000 common shares of Diamonds North Resources Ltd. (“Diamonds North”), a company related by virtue of a common director and 167,647 common shares of Fjordland Exploration Inc., a company related by virtue of another common director.  Subsequent to the period, the Company elected to convert the principal portion of the note receivable from Diamonds North (described below) into 210,000 common shares and 105,000 warrants.  The Company then exercised the warrants to acquire an additional 105,000 common shares bringing the Company’s holdings to 1,790,000 commons shares of Diamonds North.

(b)

At June 30, 2003, the Company has a note receivable in the amount of $105,000 plus accrued interest of $16,978 payable from Diamonds North.  Subsequent to the period, the Company elected to convert the principal portion of the note receivable into units of Diamonds North.  In addition, the Company received payment of accrued interest of $18,543.

(c)

The Company shares certain administrative costs with three other companies related by virtue of common directors.  Included in accounts receivable is an aggregate of $15,250 owed by those companies for shared administrative expenses.  Also included in due from related parties is an amount of $110,406 owed by Diamonds North for costs paid by the Company on behalf of Diamonds North.

(d)

The Company paid or accrued legal fees in the aggregate of $7,104 to a law firm of which an officer of the Company is a partner.

3.

(a)

Summary of Securities Issued During the Period:

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price per Share	Total Proceeds ($)	Type of Consideration	Commission Paid ($)
Feb. 13, 2003	Common	Warrant exercise	366,666	$0.23	84,333	Cash	-
Feb. 14, 2003	Common	Warrant exercise	33,333	$0.23	7,667	Cash	-
Total			399,999		$92,000		$Nil

COMMANDER RESOURCES LTD.

Form 51-901F Schedule B

June 30, 2003

(b)

Summary of Stock Options Granted During the Period:

Date of Grant	Number of Options	Name of Optionee	Exercise Price	Expiry Date

Jan. 24, 2003	233,334	William Coulter	$0.20	Jan. 23, 2008
Jan. 24, 2003	50,000	Maynard Brown	$0.20	Jan. 23, 2008
Jan. 24, 2003	109,667	Janice Davies	$0.20	Jan. 23, 2008
Jan. 24, 2003	225,001	Bernard Kahlert	$0.20	Jan. 23, 2008
Jan. 24, 2003	150,000	Albert Reeve	$0.20	Jan. 23, 2008
Jan. 24, 2003	66,668	Jonathan Rubenstein	$0.20	Jan. 23, 2008
Jan. 24, 2003	66,668	Victor Tanaka	$0.20	Jan. 23, 2008
Jan. 24, 2003	20,001	Employee	$0.20	Jan. 23, 2008
Jan. 24, 2003	16,667	Employee	$0.20	Jan. 23, 2008
Jan. 24, 2003	20,000	Employee	$0.20	Jan. 23, 2008
Jan. 24, 2003	8,334	Employee	$0.20	Jan. 23, 2008
Total	966,340

4.

(a)

Authorized Share Capital:

100,000,000 common shares without par value.

(b)

Issued and Outstanding Share Capital at June 30, 2003:

17,728,830 common shares without par value.

(c)

Stock Options Outstanding at June 30, 2003:

Number of Shares	Expiry Date	Weighted Average Exercise Price
363,332	July 26, 2003	$0.23
8,333	December 09, 2003	$0.23
252,664	December 14, 2004	$0.23
274,331	September 11, 2006	$0.23
33,333	January 10, 2007	$0.23
50,000	December 19, 2007	$0.17
899,672	January 23, 2008	$0.20
1,881,665

Warrants Outstanding at June 30, 2003:

Number of Shares	Expiry Date	Price Per Share
2,388,888	February 28, 2004	$0.505
2,388,888

COMMANDER RESOURCES LTD.

Form 51-901F Schedule B

June 30, 2003

(d)

Escrow or Pooled Shares at June 30, 2003:

None

5.

Directors and Officers:

William J. Coulter, President and Director

Bernard H. Kahlert, Vice President Exploration and Director

Victor A. Tanaka, Director

Albert F. Reeve, Director

Janice Davies, Corporate Secretary

Maynard E. Brown, Assistant Corporate Secretary

COMMANDER RESOURCES LTD.

Form 51-901F Schedule C

June 30, 2003

MANAGEMENT DISCUSSION

Description of Business

Commander Resources Ltd. (“the Company”) is a development stage company engaged in the acquisition and exploration of prospective gold, nickel and base metals properties in Canada.  The Company is currently focusing its exploration activities on Baffin Island and in Labrador.  The Company is a reporting issuer in British Columbia and Alberta, and trades on the TSX Venture Exchange under the symbol CMD.

Baffin Island, Nunavut

On June 18, 2003, the Company entered into an option agreement with BHP Billiton Diamonds Inc. (“BHP”) to explore for gold on 50,000 hectares of Nunavut Tunngavik Incorporated leases and sixteen Nunavut Exploration Permits covering just under 400,000 hectares all on Baffin Island, Nunavut.  Under the option agreement, the Company can earn up to a 100% interest in BHP’s exploration rights and interest on Baffin Island as follows:

•

The first option: to earn a 50% interest by incurring $4.0 million in expenditures by December 31, 2007 of which $200,000 is a firm commitment by December 31, 2003.

•

The second option: after having earned a 50% interest, the Company can elect to earn an additional 30% interest (for an aggregate 80% interest) by incurring $6.0 million in expenditures by December 31, 2012.

•

The third option: after having earned an 80% interest, the Company can elect to earn an additional 20% interest (for an aggregate 100% interest) by delivering a Feasibility Study to BHP by December 31, 2014.

•

If a mineral discovery is made before the Company has earned a 100% interest, BHP can exercise a back-in option allowing BHP to re-acquire to an aggregate of a 75% interest. Upon making this election, BHP will reimburse the Company with an amount equal to 200% of the expenditures incurred to date by the Company.

•

The option agreement is subject to a floating net smelter return royalty from 1% to 3% based on gold prices, payable to BHP and a 12% royalty on net profits payable on production from the Nunavut Tunngavik Incorporated leases.

Regulatory approval of this acquisition was not required by the TSX Venture Exchange.

Exploration Program

The Company has proposed a $300,000 exploration program, which will run from August to September and consists of prospecting, sampling and geophysical surveys.  Bernard Kahlert, VP of exploration, will prepare the exploration program.  Lamont Leatherman who is the Qualified Person on the property will supervise the fieldwork.

Table 1 – Reconciliation of Proposed & Actual Expenditures

	Proposed	Actual	Variance
Geophysics	$100,000	$-	$100,000
Geology	75,000		75,000
Geochemistry	25,000		25,000
Sampling	100,000	-	100,000
	$300,000	$-	$300,000

COMMANDER RESOURCES LTD.

Form 51-901F Schedule B

June 30, 2003

Adlatok 1, Labrador

The Adlatok 1 project, which adjoins the Company’s Sarah Lake property, consists of 100 claims.  The Company is the operator and has a 52% interest in the project.  An extensive highly contaminated gabbro was recently discovered and will be investigated this summer using geophysical surveys.

Exploration Program

The Company completed a 117 line kilometre airborne MegaTEM survey during the spring.  Bernard Kahlert, VP of exploration, prepared the exploration program.  The fieldwork was performed and supervised by Fugro Airborne Surveys Corp., the Qualified Person on the property.  The Company is reviewing the data and may follow up high priority targets in September with ground geophysical surveys.

Table 2 – Reconciliation of Proposed & Actual Expenditures

	Proposed	Actual	Variance
Geophysics	$20,000	$19,402	$(598)
Geology	2,000	1,817	(183)
	$22,000	$21,219	$(781)

Sally, Labrador

The Sally project, which adjoins the Company’s Sarah Lake property, is 100% owned by the Company and consists of 36 claims.  The property lies adjacent to Adlatok 1.  Recently discovered extensive highly contaminated gabbro will be investigated this summer using geophysical surveys.

Exploration Program

The Company completed a 43 line kilometre airborne MegaTEM survey during the spring 2003.  Bernard Kahlert, VP of exploration, prepared the exploration program.  The fieldwork was performed and supervised by Fugro Airborne Surveys Corp., the Qualified Person on the property.  The Company is reviewing the data and may follow up high priority targets in September with ground geophysical surveys.

Table 3 – Reconciliation of Proposed & Actual Expenditures

	Proposed	Actual	Variance
Geophysics	$8,000	$7,138	$(862)
Geology	1,000	1,225	225
	$9,000	$8,363	$637

Sarah Lake, South Voisey Bay Labrador

On September 7, 2001, the Company/Donner Minerals Joint Venture (48%/52% respectively) granted Falconbridge Limited (“Falconbridge”) an option to earn a 50% interest in the 35.5 square kilometres Sarah Lake property.  To earn in, Falconbridge must spend $4.0 million over five years.  In 2002 Falconbridge, as the exploration manager, conducted detailed geophysical surveys over parts of Sarah Lake as well as its adjacent property interests in the area.

On April 29, 2003, Falconbridge commenced a 2,200-line kilometre MegaTEM survey on the eastern half of the South Voisey Bay Project (“SVB”), which includes the Company’s Sarah Lake Property. MegaTEM is a deep penetrating airborne electromagnetic and magnetic survey designed to detect conductors up to a depth of 300 to 400 metres.  On June 4, 2003, the Company reported that the survey identified nine conductive trends of which significant portions of three of these trends are located on the Company’s Sarah Lake property.  In August, Falconbridge will follow-up on these trends using deep sensing AMT electromagnetic (“EM”) ground geophysics to be followed by large loop EM surveys (Crone) with high priority anomalies being selected for diamond drilling.

COMMANDER RESOURCES LTD.

Form 51-901F Schedule B

June 30, 2003

Related Party Transactions

Included in marketable securities are 1,475,000 common shares of Diamonds North Resources Ltd. (“Diamonds North”), a company related by a common director, Bernard Kahlert.  On March 1, 2002, the Company loaned $300,000 to Diamonds North for working capital purposes.  In consideration, the Company received 890,000 common shares of Diamonds North and a note receivable. Regulatory authorities approved the transaction.  At the election of the Company, the principal portion of the note receivable can be converted into units of Diamonds North consisting of one common share and one-half warrant.  The balance of the Diamonds North common shares have been obtained through the conversion of the note receivable and exercise of warrants.

Brown McCue provide the legal services of the Company, a law firm which Maynard Brown, an officer of the Company, practices in.  During the period, the Company paid or accrued legal fees in the aggregate of $7,104.

General and Administrative

During fiscal 2002, the Company incurred several one time costs for the reorganization of the Company.  The reorganization included:

•

an arrangement agreement and subsequent public listing of its former 100% owned subsidiary Diamonds North Resources Ltd. (“Diamonds North”);

•

the consolidation of the Company’s share capital on a 1 for 3 basis; and

•

the change of the Company’s name.

The impact of these one-time costs is noticeable in comparing the current period operating expenses with the comparative fiscal period.  One-time costs associated with the reorganization were included in investor relations and promotion, audit and accounting, annual report and meeting, and legal.

Consultants cost for the current quarter reflects the Company’s efforts to verify revenue from its production interest, expand financial markets and improve its financial systems.  Consultants cost of $13,811 includes $4,700 for a Hammerdown Mine plan review, $4,611 for assistance with the Company’s application for a 20F listing and $4,500 for a part-time controller to oversee the Company’s financial reporting.

Investment income for the current quarter reflects interest earned on deposits.  As noted above under Related Party Transactions, the Company received 890,000 common shares at $0.50 per share for an aggregate of $445,000, which was reported as investment income in the June 30, 2002 period.  This one-time transaction distorts the comparison to the current period activity.

Investor Relations

William Coulter, President, and Janice Davies, Corporate Secretary, act as the Company’s investor relations’ contacts and liaisons with the investment community.  They have represented the Company at the January 2003 Cordilleran Exploration Roundup in Vancouver and the March 2003 PDAC Convention in Toronto.

Liquidity and Solvency

At June 30, 2003, the Company had $2,181,112 in working capital, which is sufficient to achieve the Company’s planned business objectives for fiscal 2003.  Included in the calculation of working capital is the carrying value of the Company’s marketable securities of $769,290.  The quoted market value of these marketable securities at June 30, 2003 is $1,204,613, which is $435,323 greater than the carrying value.

COMMANDER RESOURCES LTD.

Form 51-901F Schedule B

June 30, 2003

Subsequent Events

(a)

Bravo Lake, Nunavut

On August 21, 2003, the Company reported that it had entered into an option agreement with Falconbridge Limited (“Falconbridge”) to explore for gold, diamonds and other metals on twelve Nunavut Exploration Permits covering over 720,000 hectares all on Baffin Island, Nunavut. These Falconbridge permits adjoin the BHP Billiton properties optioned back in June. The Company can earn a 100% interest in Falconbridge’s exploration rights and interest on Baffin Island by incurring $8.0 million by 2011 of which $90,000 is required by the end of 2003. The option agreement is subject to following royalties payable to Falconbridge:

•

on gold, a sliding scale net smelter return royalty from 1% to 3% based on gold prices;

•

on nickel production, a 2% net smelter return royalty and;

•

on base metal production, a 1.5% net smelter return royalty.

(b) Stock Options

On August 21, 2003, the Company granted 348,332 stock options to employees, directors and consultants under its stock option plan. These options are to replace options, which expired in July and are subject to the policies of the TSX Venture Exchange. The options are exercisable for five years at $0.26 per share.

On behalf of the Board of Directors,

“WILLIAM J. COULTER”

William J. Coulter

President and Director

August 25, 2003

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Commander Resources Ltd.

(Registrant)

Date: September 5, 2003

/s/ William J. Coulter

By:___________________________

William J. Coulter, President